Exhibit (a)(5)(iii)

FBR & Co. Amends Price Range and Extends Tender Offer

Arlington, Virginia — December 5, 2012 — FBR & Co. (Nasdaq: FBRC) today announced that it is amending its previously announced modified “Dutch auction” tender offer to purchase up to four million shares of FBR & Co. common stock at a price of not less than $3.00 and not more than $3.25 per share. Under the amended terms, FBR is now offering to purchase up to four million shares of FBR & Co. common stock at a price of not less than $3.25 and not more than $3.50 per share. FBR is also extending the expiration date of the tender offer. The tender offer, which was previously set to expire at 12:00 midnight, New York City time, on December 4, 2012, is now set to expire at 12:00 midnight, New York City time, on December 18, 2012, unless further extended or withdrawn. The tender offer otherwise remains subject to all previously announced terms and conditions.

Stockholders will be receiving a new Letter of Transmittal and other tender offer materials reflecting the amended terms of the tender offer. Stockholders should note that all previous tenders are invalid. This means that stockholders who have already tendered shares into the offer, including those that indicated that they would accept the final price determined by FBR in the tender offer, must re-tender their shares if they wish to participate in the offer. To tender shares in the offer on its amended terms, stockholders must submit to the depositary a new Letter of Transmittal and otherwise follow the procedures set forth in the tender offer materials, as amended.

As of 5:00 p.m., New York City time, on December 4, 2012, the depositary for the tender offer advised that approximately 162,396 shares of FBR common stock (including shares pursuant to notices of guaranteed delivery) had been tendered pursuant to the tender offer.

FBR amended the terms of the tender offer in light of the increased trading price of FBR & Co. common stock, and extended the tender offer to comply with applicable laws and to ensure that stockholders have sufficient additional time to consider the tender offer on its new terms and tender shares if they so choose.

FBR has retained FBR Capital Markets & Co. as the dealer manager for the tender offer and D.F. King & Co., Inc. as the information agent. Additional copies of the Offer to Purchase and other related materials may be obtained at FBR’s expense from the information agent, D.F. King & Co., Inc., at (800) 659-6590 — banks and brokerage firms please call (212) 269-5550. Questions regarding the tender offer should be directed to D.F. King & Co., Inc. at (800) 659-6590 (Toll-free).

About FBR & Co.

FBR & Co. (Nasdaq: FBRC) provides investment banking, merger and acquisition advisory, institutional brokerage, and research services through its subsidiary FBR Capital Markets & Co. FBR focuses capital and financial expertise on the following industry sectors: consumer; diversified industrials; energy & natural resources; financial institutions; insurance; real estate; and technology, media & telecom. FBR is headquartered in the Washington, D.C. metropolitan area with offices throughout the United States. For more information, please visit www.fbr.com.

Certain Information Regarding the Tender Offer

The information in this press release describing FBR & Co.’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of FBR & Co.’s common stock in the tender offer. The tender is being made only pursuant to the Offer to Purchase and the related materials that FBR & Co. has distributed and will distribute to its stockholders, as they may be amended or supplemented. Stockholders may obtain a free copy of the Tender Offer Statement on Sche-

dule TO, the Offer to Purchase and other documents that FBR files with the Securities and Exchange Commission from the Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 659-6590. Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Stockholders and investors who have questions or need assistance may call D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 659-6590.

CONTACT: FBR & Co.

Investor Contacts:

Bradley J. Wright

703-312-9678

bwright@fbr.com

or

Media Contacts:

Shannon Small

703-469-1190

media@fbr.com